

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 11, 2023

Andrew Kang
Senior Executive VP and Chief Financial Officer
Microstrategy Inc.
1840 Towers Crescent Plaza
Tysons Corner, VA 22182

Re: Microstrategy Inc
Form 10-K for Fiscal Year Ended December 31, 2022
Filed February 16, 2023
File No. 000-24435

Dear Andrew Kang:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jeanine Montgomery, CAO